OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden
hours per response . . . 12.00

SECUR 03011863 MMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR 0 3 2003 SEC MAIL PROCESSING WASH. DC SECTION

SEC FILE NUMBER
8- 35226

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
The Concord Equity Group, L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Metro Park South
(No. and Street)

Laurence Harbor (City) NJ (State) 08878 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lee Argush (732) 335-0800
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pirolli, James G. CPA
(Name — *if individual, state last, first, middle name*)

207 Buck Road, Suite 1C (Address) Holland (City) PA (State) 18966 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 0 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/20

OATH OR AFFIRMATION

I, Lee Argush, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Concord Equity Group, L.L.C., as of December 31, 192002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Lee Argush
Signature

Financial Principal
Title

Lauren M. Scarano
Notary Public
LAUREN M. SCA[illegible]
NOTARY PUBLIC OF NEW JERSEY
Commission Expires 4/5/2007

Sworn to and subscribed before me this 27 day of Feb, 2003

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditor's Report on Internal Accounting Control Structure Required by SEC Rule 17A-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE CONCORD EQUITY GROUP, L.L.C.
FINANCIAL STATEMENTS
AND ADDITIONAL INFORMATION
FOR THE YEAR ENDED
DECEMBER 31, 2002 WITH
REPORT AND SUPPLEMENTARY REPORT
OF INDEPENDENT AUDITOR

THE CONCORD EQUITY GROUP, L.L.C.

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2002

TABLE OF CONTENTS

JAMES G. PIROLLI
CERTIFIED PUBLIC ACCOUNTANT

TEL (215) 364-8016
FAX (215) 364-6381

207 BUCK ROAD • SUITE 1C
HOLLAND, PENNSYLVANIA 18966

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
The Concord Equity Group, L.L.C.
Laurence Harbor, New Jersey

I have audited the accompanying statement of financial condition of The Concord Equity Group, L.L.C. (a Pennsylvania limited liability company) as of December 31, 2002, and the related statements of operations and changes in members' equity, change in subordinated borrowings and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Concord Equity Group, L.L.C. at December 31, 2002, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in my audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

James G. Pirolli

February 5, 2003

THE CONCORD EQUITY GROUP, L.L.C.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS

Cash	$338,343
Funds held in accounts with clearing broker	122,688
Receivables from broker-dealers	166,442
Receivable from clearing broker	79,816
Receivables from related parties	149,472
Fixed assets, less accumulated depreciation of $1,897	508
Employee advances	4,400
Deposit	2,489
	$864,158

LIABILITIES AND MEMBERS' EQUITY

Commissions payable	$ 256,342
Payables to related party	36,397
Accounts payable and accrued expenses	418,432
Securities sold but not purchased	45
Subordinated loan payable (Note 2)	250,000
Total liabilities	961,216
Members' deficit	(97,058)
	$864,158

The accompanying notes are an integral part of these financial statements.

THE CONCORD EQUITY GROUP, L.L.C.

STATEMENT OF OPERATIONS AND MEMBERS' EQUITY (DEFICIT)

FOR THE YEAR ENDED DECEMBER 31, 2002

REVENUE	
Commission income	$6,949,996
Other income	2,017,909
Interest income	468,245
Total revenue	9,436,150
EXPENSES	
Commission expense	4,750,716
Communication expense	105,025
Regulatory fees and expenses	190,965
Employee compensation and benefits	2,735,204
Clearing and execution expense	512,032
Interest expense	7,222
Other operating expenses	1,217,935
Total expenses	9,519,099
Net loss before extraordinary items	(82,949)
EXTRAORDINARY ITEMS (NOTE 10)	(344,600)
Net loss	(427,549)
MEMBERS' EQUITY, beginning of year	280,491
CAPITAL CONTRIBUTIONS BY MEMBER	50,000
MEMBERS' DEFICIT, end of year	$ (97,058)

The accompanying notes are an integral part of these financial statements.

THE CONCORD EQUITY GROUP, L.L.C.

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS

FOR THE YEAR ENDED DECEMBER 31, 2002

Subordinated borrowings at January 1, 2002	$ -
Increases:	
Issuance of subordinated note	250,000
Subordinated borrowings at December 31, 2002	$250,000

The accompanying notes are an integral part of these financial statements.

THE CONCORD EQUITY GROUP, L.L.C.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$(427,549)
Adjustments to reconcile net income to cash provided by operating activities:	
Depreciation	343
(Increase) decrease in	
Funds held in accounts with clearing broker	(27,885)
Receivable from clearing broker	128,580
Receivables from other broker-dealers	(90,722)
Receivable from related party	(149,472)
Employee loans	(2,400)
Securities owned	1,880
Deposit	(2,489)
Increase (decrease) in	
Accounts payable and accrued expenses	377,582
Payables to related party	(28,333)
Securities sold but not purchased	45
Commissions payable	(156,618)
Cash used by operating activities	(377,038)
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds from subordinated loan	250,000
Capital contribution by member	50,000
Cash provided by financing activities	300,000
Decrease in cash	(77,038)
CASH BALANCE, beginning of year	415,381
CASH BALANCE, end of year	$338,343
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash paid for interest	$ 7,222

The accompanying notes are an integral part of these financial statements.

(1) ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Organization
The Concord Equity Group, L.L.C. was organized on September 22, 1997 in the Commonwealth of Pennsylvania as a Limited Liability Company for the purpose of acting as a broker-dealer. The Company is a continuation of Fidelity Federal Brokerage Corporation, (a Pennsylvania corporation) trading as The Concord Equity Group which was incorporated on June 10, 1975. As a limited liability company, members' liability is limited.

The Company uses a clearing broker-dealer for all customer transactions.

Significant Accounting Policies

Basis of Presentation
The Company maintains its books and records on the accrual basis of accounting.

Revenue Recognition
The company records customers' securities transactions when the transactions are traded (trade date basis).

Cash
For purposes of the statement of cash flows, the Company includes as cash amounts on deposit at banks. The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Furniture and Equipment
Furniture and equipment are recorded at cost. Depreciation is computed using the straight-line method based on an estimated life of five years. For 2002, depreciation expense amounted to $343.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expense during the reported period. Actual results could differ from those estimates.

(2) SUBORDINATED LOAN PAYABLE

The Company entered into a loan agreement with Bank of New York Clearing Services, L.L.C. whereby a loan of $250,000 was made to the Company which is subordinated to the claims of all other creditors. The loan is payable in eight quarterly payments of $31,250 during the period of October 1, 2003 through July 1, 2005. Interest is payable monthly at rate per annum equal to the higher of the effective federal funds rate plus ½ of 1% and the prime rate of interest in effect on such date.

Scheduled repayments of the loan are as follows

Year Ending	Amount
December 31, 2003	$ 31,250
December 31, 2004	125,000
December 31, 2005	93,750
Total	$250,000

(3) NET CAPITAL REQUIREMENT

Pursuant to the Net Capital Provision of Rule 15c3-1 of the Securities and Exchange Act of 1934 15c3-1), the Company is required to maintain a minimum "net capital," as defined under such provisions. The rule requires that "aggregate indebtedness," as defined, shall not exceed fifteen times "net capital," as defined, and that minimum "net capital" must be at least $50,000. At December 31, 2002 the Company had net capital of $145,538, which was $95,538 in excess of its minimum net capital requirement of $50,000. The Company's net capital ratio was 4.89 to 1.

(4) INCOME TAXES

As a limited liability company, the company does not pay federal or state taxes on its taxable income. Instead, the members are liable for federal and state taxes on the Company's taxable income.

(5) RELATED PARTY TRANSACTIONS

The majority shareholder of the Company is American Capital Acquisition Partners, L.L.C.(ACAP). Concord Equity Group, L.L.C. and American Capital Acquisition Partners, L.L.C. are under common control. The Company leases its office space under a sub-lease arrangement with ACAP and pays to ACAP an allocated portion of the utilities, technology and telecommunication costs of the office. In 2002 these payments totaled $668,071. At December 31, 2002, the Company had an outstanding balance due to ACAP of $36,397.

In addition, the Company had financial transactions in 2002 with two subsidiary organizations of American Capital Acquisition Partners, L.L.C. as follows:

The Company received fees for services from Concord Agency Services, L.L.C. whose sole member is ACAP, totaling $63,700. At December 31, 2002, Concord Agency Services, L.L.C. had an amount due to the Company of $2,500. Concord Agency Services, L.L.C. sells insurance products and all compensation to agents and registered representatives is handled by Concord Equity Group, L.L.C. Fees are paid to the Company to offset compensation and related administrative costs.

The Company received fees from Concord Equity Group Advisors, L.L.C., whose sole member is ACAP, totaling $788,500. At December 31, 2002, Concord Equity Group Advisors, L.L.C. had amounts due to the Company totaling $146,972. Concord Equity Group Advisors, L.L.C. provides investment management services and all compensation to registered representatives is handled by Concord Equity Group, L.L.C. Fees are paid to the Company to offset compensation and related administrative costs.

(6) SPECIAL ACCOUNT FOR EXCLUSIVE BENEFIT OF CUSTOMERS

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934 and therefore, among other things, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers," since it meets the requirement of Rule 15c3-3(k)(2)(a) and does not carry security accounts for customers or perform custodial functions relating to customer securities.

(7) CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event that counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the company's policy to review, as necessary, the credit standing of each counterparty.)

The Company at times during operations has cash deposits, which exceed $100,000. The federal Deposit Insurance Corporation (FDIC) insures only the first $100,000 of funds on deposit. The amount on deposit at December 31, 2002 was $333,240 which was in excess of the amount insured by the Federal Deposit Insurance Corporation by $233,240.

(8) EMPLOYEE BENEFIT PLANS

The Company maintains a retirement plan under Section 401(k) of the internal revenue code. The plan permits employees of age 18 and over with three months of employment to participate in the plan. The plan permits tax-deferred contributions to the plan by salary reductions up to the lesser of 15% of compensation or the applicable limit established by the Internal Revenue Service. The Company may make discretionary contributions to the plan and may make discretionary profit sharing plan contributions on behalf of each employee who completed 1000 hours of service. No employer contributions were made in 2002.

In addition, the Company maintains a benefit plan under Section 125 of the Internal Revenue Service.

(9) LITIGATION

The Company is involved in several legal actions arising in the ordinary course of business. The claims made with respect to these actions for which damages are specified total $145,000. One action asks for unspecified damages. Management and counsel believe that the Company has adequate defenses with respect to the actions and does not expect that the outcomes will materially affect the Company's results of operations or financial position.

(10) EXTRAORDINARY ITEMS

The company occurred extraordinary expenses related to an award to a customer and associated fees totaling $309,600 and the settlement of a claim to another customer of $35,000.

Schedule I

THE CONCORD EQUITY GROUP, L.L.C.

COMPUTATION OF NET CAPITAL REQUIRED AND AGGREGATE INDEBTEDNESS

UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2002

NET CAPITAL

Total members' equity (deficit) qualified for net capital		$(97,058)
Add subordinated liabilities		250,000
Deductions and/or charges		
Nonallowable assets:		
Furniture and equipment less accumulated depreciation	$ 508	
Employee advances	4,400	
Deposit	2,489	
Total nonallowable assets		(7,397)
Net capital before haircut		$ 145,545
Haircut on securities		(7)
Net capital		$145,538

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Commissions payable	$256,342
Payables to related party	36,397
Accounts payable and accrued expenses	418,432
Total aggregate indebtedness	$711,171

THE CONCORD EQUITY GROUP, L.L.C.

COMPUTATION OF NET CAPITAL REQUIRED AND AGGREGATE INDEBTEDNESS

UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2002

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital required or $50,000 if greater	$ 50,000
Excess net capital at 1500%	$ 95,538
Excess net capital at 1000%	$ 74,421
Ratio: aggregate indebtedness to net capital	4.89 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

(Included in Part IIA of Form X-17A-5 as of December 31, 2002)

Net capital, as reported in company's Part IIA (Unaudited) FOCUS Report	$206,586
Audit adjustment for accrued expenses	(61,048)
Net capital as reported herein	$145,538

Schedule II

THE CONCORD EQUITY GROUP, L.L.C.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

UNDER RULE 15c3-3 OF THE

SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2002

The Concord Equity Group, L.L.C. claims an exemption from Rule 15c3-3 based on Section 15c3-3 (k)(2)(ii) who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customers' funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer. The clearing broker is Bank of New York.

INFORMATION RELATING TO POSSESSION

OR CONTROL REQUIREMENTS

UNDER RULE 15c3-3 OF THE

SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2002

The Concord Equity Group, L.L.C. claims an exemption from Rule 15c3-3 based on Section 15c3-3(k)(2)(ii) who as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, or who promptly transmits all customer funds and securities to the clearing broker or dealer, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

JAMES G. PIROLLI
CERTIFIED PUBLIC ACCOUNTANT

TEL (215) 364-8016
FAX (215) 364-6381

207 BUCK ROAD • SUITE 1C
HOLLAND, PENNSYLVANIA 18966

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

To the Board of Directors
The Concord Equity Group, L.L.C.
Laurence Harbor, New Jersey

In planning and performing my audit of the financial statements and supplemental schedules of Concord Equity Group, L.L.C. (the Company) for the year ended December 31, 2002, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purposes of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17-a-5 (g)(1) of the Securities and Exchange Commission (SEC), I made a study of the practices and procedures that I considered relevant to the objectives stated in the rule 17-a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of difference required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining a system of internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17-a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not to be and should not to be used by anyone other than these specified parties.

James G. Riolle

February 5, 2003